FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of NOVEMBER, 2001
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   November 28, 2001                By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.


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                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                    CDNX Symbol: TMK.V o OTCBB Symbol: TOGSF

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                         EAST LOST HILLS #4 WELL UPDATE

NEWS  RELEASE                                                 NOVEMBER 28, 2001

Don Busby, President, Trimark Oil & Gas Ltd. ("Trimark") provides this update on drilling activities at the East Lost Hills #4 well.

During drilling operations from November 27, 2001 to November 28, 2001 a significant zone of hydrocarbons was encountered and a substantial amount of gas was flared to surface for approximately six hours until the mud weight was increased. The flare was visible in the East Lost Hills area. The existence of the flare was posted on various chat lines, complete with pictures, at 7:00 AM and 8:54 AM on Wednesday, November 28, 2001 by several internet participants. Management believes these developments account for the increased activity in the Company's stock.

For additional information on Trimark Oil & Gas Ltd. contact Des O'Kell at 1-888-303-3361.


ON BEHALF OF THE BOARD


"Donald Busby"
Donald W. Busby, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Oil & Gas Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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